January 3, 2012

COPPER NORTH ELECTS NOT TO PROCEED WITH NOTICE OF APPEAL

Vancouver, British Columbia – Copper North Mining Corp. ("Copper North" or the "Company") (TSX.V: COL) reports that it will not be proceeding with the filed Notice of Appeal (see Western Copper Corporation (TSX: WRN and NYSE Amex: WRN) news release dated March 25, 2011).

Dr. Sally Eyre, President and Chief Executive Officer of Copper North stated “following recent discussions with the regulators regarding the Carmacks Copper Project, the Company has elected not to proceed with the Notice of Appeal, which was filed in March 2011 by Western Copper Corporation.”

Copper North is working in collaboration with the regulators, First Nations and other stakeholders, in an effort to address the issues raised by the Yukon Water Board in its Water Use Application QZ08-084. An initial review of proposed project changes at the Carmacks Copper Project has commenced and detailed engineering studies to support the proposed changes will be undertaken in the first quarter, 2012.

Dr. Eyre further stated “We are encouraged that the regulators are working diligently towards harmonizing the project licensing review process in the Yukon. The Company remains committed to successfully obtaining a Water Use Licence and to further advancing the Carmacks Copper Project towards commercial production”.

The Company will be taking the appropriate steps to confirm its withdrawal of the appeal before the Yukon Court of Appeal.

About Copper North

Copper North is a Canadian mineral exploration and development company. Copper North’s mineral resource assets include the Carmacks Copper Project located in the Yukon, and the high-grade, stratiform-copper Redstone Deposit, located in the Northwest Territories. Copper North trades on the TSX Venture Exchange under the symbol COL.

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Please visit www.coppernorthmining.com.

On behalf of the Board of Directors:

“Sally L. Eyre”

Dr. Sally L. Eyre
President, CEO and Director

For Further Information:
Sally Eyre, President & CEO
Peter Oates, Manager, Investor Relations

Tel:	604.638.2505
Email:	info@coppernorthmining.com
Web:	www.coppernorthmining.com

This news release includes certain "forward-looking statements", including the Company's intended use of the proceeds from the private placement. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include market prices, exploitation and exploration results, availability of capital and financing, general economic, market or business conditions, uninsured risks, regulatory changes, defects in title, availability of personnel, materials and equipment, timeliness of government approvals, unanticipated environmental impacts on operations and other exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.